CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Senior Notes	$650,000,000	$36,270.00

PROSPECTUS Dated January 23, 2009	Pricing Supplement Number: 4926 Filed Pursuant to Rule 424(b)(3)
PROSPECTUS SUPPLEMENT Dated January 23, 2009	Dated May 26, 2009 Registration Statement: No. 333-156929

GENERAL ELECTRIC CAPITAL CORPORATION

GLOBAL MEDIUM-TERM NOTES, SERIES G

(Senior Fixed Rate Notes pursuant to the FDICs Temporary Liquidity Guarantee Program)

This debt is guaranteed under the Federal Deposit Insurance Corporations Temporary Liquidity Guarantee Program and is backed by the full faith and credit of the United States. The details of the FDIC guarantee are provided in the FDICs regulations, 12 CFR Part 370, and at the FDICs website, www.fdic.gov/tlgp. The expiration date of the FDICs guarantee is the earlier of the maturity date of the debt or December 31, 2012.

Issuer:	General Electric Capital Corporation ("GE Capital")
Guarantor:	Federal Deposit Insurance Corporation ("FDIC")
Ratings:	Aaa/AAA
Trade Date:	May 26, 2009
Settlement Date (Original Issue Date):	June 2, 2009
Maturity Date:	December 21, 2012
Principal Amount:	US $650,000,0000.00
Price to Public (Issue Price):	100.061%
Agents Commission:	.175%
All-in Price:	99.886%
Accrued Interest	US $ 767,361.11
Net Proceeds to Issuer:	US $ 650,026,361.11
Ranking:	Senior
Treasury Benchmark:	1.375% due May 15, 2012
Treasury Yield:	1.472%
Spread to Treasury Benchmark (Plus or Minus):	Plus .635% (63.5 bps)
Reoffer Yield:	2.107%
Interest Rate Per Annum:	2.125%

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Filed Pursuant to Rule 424(b)(3)
Dated May 26, 2009
Registration Statement No. 333-156929

Interest Payment Dates:	Semi-annually on the 21st of each June and December, commencing June 21, 2009 (short first coupon) and ending on the Maturity Date
Day Count Convention:	30/360, Following unadjusted
Business Day Convention:	New York
Denominations:	Minimum of $2,000 with increments of $1,000 thereafter
CUSIP:	36967HAV9
ISIN:	US36967HAV9
Common Code:	042834742
Method of Settlement:	Depository Trust Company (DTC), and its direct participants, including Euroclear and Clearstream, Luxembourg
Trustee:	The Bank of New York Mellon

A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

Risk Factors

Investing in the Notes involves risks. See "Risk Factors" in Item 1A of our Quarterly Report on Form 10-Q and our Annual Report on Form 10-K both filed with the Securities and Exchange Commission.

Information Relating to the FDIC Guarantee

Investors should be aware that the FDIC Guarantee (as defined in the prospectus supplement) is made pursuant to the FDICs regulations, 12 C.F.R. Part 370, as specified at the FDICs website, www.fdic.gov/tlgp. On March 17, 2009, the FDIC adopted an interim rule that extends the debt guarantee component of the Temporary Liquidity Guarantee Program to December 31, 2012 for debt issued on or after April 1, 2009. In addition, the interim rule extends to October 31, 2009 the date through which FDIC Guaranteed Notes (as defined in the prospectus supplement) may be issued. For purposes of debt issued under this pricing supplement, all references in the prospectus supplement to the expiration date of the FDIC Guarantee hereby are amended to refer to December 31, 2012 and all references to the date through which FDIC Guaranteed Notes may be issued hereby are amended to refer to October 31, 2009.

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Filed Pursuant to Rule 424(b)(3)
Dated May 26, 2009
Registration Statement No. 333-156929

The regulations governing the FDIC Guarantee may be subject to interpretive decisions and rulemaking by the FDIC that could adversely affect how the FDIC Guarantee would apply to the Notes. The FDIC Guarantee is subject to additional risks as described in the prospectus supplement under "Risk Factors, Risks Relating to the FDIC Guarantee". See "FDIC Guarantee under the Temporary Liquidity Guarantee Program".

Plan of Distribution

The Notes are being purchased by the underwriterss listed below (collectively, the "Underwriters"), as principal, at 100.061% of the aggregate principal amount less an underwriting discount equal to .175% of the principal amount of the Notes. The Notes will not be exclusively marketed and targeted to retail customers.

Institution Book Runners:	Commitment
J.P. Morgan Securities Inc.Deutsche Bank Securities Inc.	$400,000,000
Citigroup Global Markets Inc.	$250,000,000

Total	$650,000,000

We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Additional Information

Reopening of Issue

The Notes are intended to be fully fungible and be consolidated and form a single issue for all purposes with the Issuers issues of US$ 1,000,000,000 and US$ 500,000,000 principal amount of Fixed Rate Notes due December 21, 2012 as described in the Issuers pricing supplements numbers 4921 and 4925 dated May 5, 2009 and May 15, 2009, respectively.

General

At the quarter ended March 31, 2009, we had outstanding indebtedness totaling $489.177 billion, consisting of notes payable within one year, senior notes payable after one year and subordinated notes payable after one year. The total amount of outstanding indebtedness at March 31, 2009, excluding subordinated notes and debentures payable after one year, was equal to $479.681 billion.

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Filed Pursuant to Rule 424(b)(3)
Dated May 26, 2009
Registration Statement No. 333-156929

Consolidated Ratio of Earnings to Fixed Charges

The information contained in the Prospectus under the caption "Consolidated Ratio of Earnings to Fixed

Charges" is hereby amended in its entirety, as follows:

Year Ended December 31,					Three Months Ended
2004	2005	2006	2007	2008	March 31, 2009
1.82	1.66	1.63	1.56	1.24	0.97

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, noncontrollingminority interests, discontinued operations and undistributed earnings of equity investeesand fixed charges.

Fixed charges consist of interest and discount on all indebtedness and one-third of rentals, which is considered to be representative of the interest factor of such rentals.

CAPITALIZED TERMS USED HEREIN WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS SUPPLEMENT. THE INFORMATION ON THE INTERNET SITE OF THE FDIC IS NOT A PART OF THIS FREE WRITING PROSPECTUS OR ANY PROSPECTUS.